Mail Stop 3561

January 7, 2008

By U.S. Mail and facsimile to (973) 242-5176

Ralph Izzo
Chairman, President and Chief Executive Officer
Public Service Enterprise Group Incorporated
80 Park Plaza, P.O. Box 1171
Newark, NJ 07101-1171

> **Re:** **Public Service Enterprise Group Incorporated**
> **Definitive 14A**
> **Filed March 7, 2007**
> **File No. 1-09120**

Dear Mr. Izzo:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

Sincerely,

Ellie Quarles
Special Counsel

cc: David P. Falck
        Senior Vice President – Law